EXHIBIT 99.1

Notice of General Meeting

April 17, 2025

Biodexa Pharmaceuticals PLC
(“Biodexa” or the “Company”)

Notice of General Meeting

Biodexa Pharmaceuticals PLC, (Nasdaq: BDRX), a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs announces a Notice of a General Meeting to be held at the Company’s offices, 1 Caspian Point, Caspian Way, Cardiff, CF10 4DQ on 2 May 2025 at 13:00 BST was posted to shareholders yesterday.

The Board of Directors is proposing three resolutions:

Ordinary Resolutions
1.   That, subject to and conditional on the passing of Resolution 3, each of the issued ordinary shares of £0.00005 each in the capital of the Company be subdivided and redesignated into one ordinary share of £0.000001 each and 49 D deferred shares of £0.000001 each (such D deferred shares having the rights and being subject to the restrictions set out in the articles of association of the Company adopted pursuant to Resolution 3).

2.   That, the directors’ remuneration policy, the full text of which is set out in the Appendix (Directors’ Remuneration Policy) hereto, be approved. to take effect from the date on which this Resolution is passed.

Special Resolution
3.   That, subject to and conditional on the passing of Resolution 1, the draft articles of association tabled at the meeting, initialled by the Chairman, and available on the Company’s website, www.biodexapharma.com and labelled the ‘New Articles’, be approved and adopted as the new articles of association of the Company in substitution for and to the entire exclusion of the Company’s existing articles of association.

The purpose of the Resolutions is to lower the par value of the ordinary shares and allow the Company to issue ordinary shares above par value.

Neither the number of ordinary shares outstanding nor the number of American Depositary Shares will change as a result of passing of the Resolutions.

About Biodexa Pharmaceuticals PLC
Biodexa Pharmaceuticals PLC (listed on NASDAQ: BDRX) is a clinical stage biopharmaceutical company developing a pipeline of innovative products for the treatment of diseases with unmet medical needs. The Company’s lead development programs include eRapa, under development for Familial Adenomatous Polyposis and Non-Muscle Invasive Bladder Cancer; tolimidone, under development for the treatment of type 1 diabetes; and MTX110, which is being studied in aggressive rare/orphan brain cancer indications.

eRapa is a proprietary oral tablet formulation of rapamycin, also known as sirolimus. Rapamycin is an mTOR (mammalian Target Of Rapamycin) inhibitor. mTOR has been shown to have a significant role in the signalling pathway that regulates cellular metabolism, growth and proliferation and is activated during tumorigenesis.

Tolimidone is an orally delivered, potent and selective inhibitor of Lyn kinase. Lyn is a member of the Src family of protein tyrosine kinases, which is mainly expressed in hematopoietic cells, in neural tissues, liver, and adipose tissue. Tolimidone demonstrates glycaemic control via insulin sensitization in animal models of diabetes and has the potential to become a first in class blood glucose modulating agent.

MTX110 is a solubilized formulation of the histone deacetylase (HDAC) inhibitor, panobinostat. This proprietary formulation enables delivery of the product via convection-enhanced delivery (CED) at chemotherapeutic doses directly to the site of the tumor, by-passing the blood-brain barrier and potentially avoiding systemic toxicity.

Biodexa is supported by three proprietary drug delivery technologies focused on improving the bio- delivery and bio-distribution of medicines. Biodexa’s headquarters and R&D facility is in Cardiff, UK. For more information visit www.biodexapharma.com.

Forward-Looking Statements
Certain statements in this announcement may constitute “forward-looking statements” within the meaning of legislation in the United Kingdom and/or United States. Such statements are made pursuant to the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are based on management’s belief or interpretation. All statements contained in this announcement that do not relate to matters of historical fact should be considered forward-looking statements. In certain cases, forward-looking statements can be identified by the use of words such as “plans”, “expects” or “does not anticipate”, or “believes”, or variations of such words and phrases or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will be taken”, “occur” or “be achieved.” Forward-looking statements and information are subject to various known and unknown risks and uncertainties, many of which are beyond the ability of the Company to control or predict, that may cause their actual results, performance or achievements to be materially different from those expressed or implied thereby, and are developed based on assumptions about such risks, uncertainties and other factors set out herein.

Reference should be made to those documents that Biodexa shall file from time to time or announcements that may be made by Biodexa in accordance with the rules and regulations promulgated by the SEC, which contain and identify other important factors that could cause actual results to differ materially from those contained in any projections or forward-looking statements. These forward-looking statements speak only as of the date of this announcement. All subsequent written and oral forward-looking statements by or concerning Biodexa are expressly qualified in their entirety by the cautionary statements above. Except as may be required under relevant laws in the United States, Biodexa does not undertake any obligation to publicly update or revise any forward- looking statements because of new information, future events or events otherwise arising.

APPENDIX

Directors’ Remuneration Policy

Policy on Executive Directors’ remuneration

Executive remuneration packages are designed to attract and retain executives of the necessary skill and calibre to run the Group, with reference to benchmarking comparable groups. The Remuneration Committee recommends remuneration packages to the Board by reference to individual performance. It also uses the knowledge and experience of the Committee members and published surveys relating to publicly traded companies and the pharmaceutical industry. The Remuneration Committee has responsibility for recommending any long-term incentive schemes.

The Board determines whether Executive Directors are permitted to serve in roles with other companies. Such permission is only granted where a role is on a strictly limited basis, where there are no conflicts of interest or competing activities and providing there is no adverse impact on the commitments required to the Group. Earnings from such roles are not disclosed to the Group.

There are five main components of the remuneration package for the Executive Director:

Component	Purpose / link to strategy	Operation	Maximum	Performance framework
Base salary	To provide a competitive component of fixed remuneration to attract and retain executives of the required calibre and experience.	Base salaries are set by the Committee taking into account relevant factors such as the scope and responsibilities of the role. Salaries are normally reviewed annually and any adjustments become effective 1
		April following the appraisal process.	There is no prescribed maximum salary. Salary increases are viewed in the context of lower and median quartile salaries of executives in the biotech sector as reported by The UK Bioindustry Survey.	While there are no performance targets attached to base salary, performance is a factor considered in the annual salary review process.
Benefits	To provide a competitive benefits package.	Benefits are currently limited to healthcare and death in service life cover, but other benefits may be offered.	Healthcare benefits are Group-wide BUPA plan and life cover is three times salary.	N/A
Pension	To provide retirement benefits in line with Group policy.	Provided through defined contribution schemes.	Pension contributions range from 6% of salary to 10% of salary for the Executive Director.	N/A
Annual bonus	To incentivise and reward annual performance and create further	Provides an opportunity for additional cash reward (up to a specified	The maximum may vary year to year. In 2024 the maximum was 150% of	Performance metrics are selected annually based on current

alignment with shareholders.	percentage of salary) based on annual performance targets set and assessed by the Committee. The bonus year runs form 1 January to 31 December and is time- apportioned for employees joining mid-year.	salary (2023: 150%).	business objectives. Typically, objectives include a mix of financial / liquidity objectives, R&D milestone objectives and business development objectives.
Share options	To motivate and provide medium / long term incentives and rewards and align executive’s interests with shareholders.	Awards are normally made annually, after publication of the Company’s Annual Report. Awards may also be made upon a new executive joining the Group. The exercise price of options must be at least the nominal value of a share, if shares are to be issued to satisfy an option.	The normal limit is set by HMRC at £250,000 (as varied from time to time), measured as market price at time of grant.	Awards may or may not have performance conditions attached to them.
Historically, performance conditions have included share price appreciation and fundraising targets. More generally, share options normally vest 25% after one year and then equally over the following 12 quarters.
Unvested options can vest early on a change of control at the Committee's discretion and special arrangements may apply to leavers.

The pay and employment conditions of non-Director employees were not taken into account in setting the components of the Executive Director’s remuneration. Accordingly, non-Director employees were not consulted.

Policy on Non-executive Directors’ remuneration

The Non-executive Directors receive a fee for their services as a Director, which is approved by the Board, giving due consideration to the time commitment and responsibilities of their roles and of current market rates for comparable organisations and appointments. Non-executive Directors are reimbursed for travelling and other incidental expenses incurred on Group business in accordance with the Group expenses policy.

In line with most NASDAQ listed companies and to further align Non-executive Directors with shareholders, Non-executive Directors may be granted options over Ordinary Shares in the Company. The exercise price of options must be at least the nominal value of an Ordinary Share, if Ordinary Shares are to be issued to satisfy an option. The vesting terms will normally be the same as for Executive Directors.

General

The Remuneration Committee has the discretion to issue equity awards on substantially equivalent terms eg as RSUs or restricted stock or offering stock grants with appropriate adjustments to take account of any non-UK tax or other issues in accordance with the Company's share plan arrangements from time to time. The Remuneration Committee also has the discretion to make minor amendments to the arrangements set out in this policy without shareholder approval. The Remuneration Committee may also give effect to any legacy arrangements agreed with any Director before the introduction of this policy or before that person became a Director.

Special arrangements may apply for Directors on joining the Group or being promoted. The current notice periods for Directors are 3 months for the Chairman, 1 month for non-executive Directors and six months for Stephen Stamp. The Group has no specific policy on loss of office other than to ensure that Directors are compensated in accordance with their contractual and statutory entitlements which may include discretion being exercised including in respect of equity award rights. Payments made on or after loss of office may include payments in lieu of notice, amounts in respect of claims settled in good faith and may include customary benefits payable to employees on termination of employment as well as the payment of professional fees.

This policy is intended to take effect immediately after the conclusion of the General Meeting on 2 May 2025 if it is approved at that meeting by shareholders.